Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2016

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended March 31, 2016

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)	3
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)	3
CONSOLIDATED BALANCE SHEETS (UNAUDITED)	4
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)	5
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)	6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	7
1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES	7
2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE	11
3. FINANCE COSTS	11
4. FOREIGN EXCHANGE (GAIN) LOSS, NET	11
5. DIVESTITURES	12
6. IMPAIRMENTS	12
7. INCOME TAXES	13
8. PER SHARE AMOUNTS	14
9. INVENTORIES	14
10. EXPLORATION AND EVALUATION ASSETS	14
11. PROPERTY, PLANT AND EQUIPMENT, NET	15
12. LONG-TERM DEBT	15
13. DECOMMISSIONING LIABILITIES	16
14. SHARE CAPITAL	16
15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	17
16. STOCK-BASED COMPENSATION PLANS	17
17. CAPITAL STRUCTURE	18
18. FINANCIAL INSTRUMENTS	19
19. RISK MANAGEMENT	21
20. COMMITMENTS AND CONTINGENCIES	22

Cenovus Energy Inc.	2	For the period ended March 31, 2016

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(unaudited)

For the periods ended March 31,

($ millions, except per share amounts)

	Three Months Ended
	Notes	2016	2015

Revenues	1
Gross Sales		2,265	3,165
Less: Royalties		20	24
		2,245	3,141
Expenses	1
Purchased Product		1,362	1,732
Transportation and Blending		450	528
Operating		451	477
Production and Mineral Taxes		2	5
(Gain) Loss on Risk Management	18	(16)	(6)
Depreciation, Depletion and Amortization	6,11	542	499
Exploration Expense	10	1	-
General and Administrative		60	71
Finance Costs	3	124	121
Interest Income		(11)	(11)
Foreign Exchange (Gain) Loss, Net	4	(403)	515
Research Costs		18	7
(Gain) Loss on Divestiture of Assets	5	-	(16)
Earnings (Loss) Before Income Tax		(335)	(781)
Income Tax Expense (Recovery)	7	(217)	(113)
Net Earnings (Loss)		(118)	(668)

Net Earnings (Loss) Per Share ($)	8
Basic		(0.14)	(0.86)
Diluted		(0.14)	(0.86)

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended March 31,

($ millions)

	Three Months Ended
	Notes	2016	2015

Net Earnings (Loss)		(118)	(668)
Other Comprehensive Income (Loss), Net of Tax	15
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(4)	(1)
Items That May be Reclassified to Profit or Loss:
Change in Value of Available for Sale Financial Assets		(3)	-
Foreign Currency Translation Adjustment		(256)	272
Total Other Comprehensive Income (Loss), Net of Tax		(263)	271
Comprehensive Income (Loss)		(381)	(397)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended March 31, 2016

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	March 31, 2016	December 31, 2015

Assets
Current Assets
Cash and Cash Equivalents		3,883	4,105
Accounts Receivable and Accrued Revenues		1,110	1,251
Income Tax Receivable		6	6
Inventories	9	858	810
Risk Management	18,19	176	301
Current Assets		6,033	6,473
Exploration and Evaluation Assets	1,10	1,604	1,575
Property, Plant and Equipment, Net	1,11	16,536	17,335
Income Tax Receivable		-	90
Risk Management	18,19	1	-
Other Assets		84	76
Goodwill	1	242	242
Total Assets		24,500	25,791

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		1,700	1,702
Income Tax Payable		126	133
Risk Management	18,19	26	23
Current Liabilities		1,852	1,858
Long-Term Debt	12	6,113	6,525
Risk Management	18,19	44	7
Decommissioning Liabilities	13	1,786	2,052
Other Liabilities		148	142
Deferred Income Taxes		2,583	2,816
Total Liabilities		12,526	13,400
Shareholders’ Equity		11,974	12,391
Total Liabilities and Shareholders’ Equity		24,500	25,791

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended March 31, 2016

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 14)			(Note 15)

As at December 31, 2014	3,889	4,291	1,599	407	10,186
Net Earnings (Loss)	-	-	(668)	-	(668)
Other Comprehensive Income (Loss)	-	-	-	271	271
Total Comprehensive Income (Loss)	-	-	(668)	271	(397)
Common Shares Issued for Cash	1,463	-	-	-	1,463
Common Shares Issued Pursuant to Dividend Reinvestment Plan	84	-	-	-	84
Stock-Based Compensation Expense	-	15	-	-	15
Dividends on Common Shares	-	-	(222)	-	(222)
As at March 31, 2015	5,436	4,306	709	678	11,129

As at December 31, 2015	5,534	4,330	1,507	1,020	12,391
Net Earnings (Loss)	-	-	(118)	-	(118)
Other Comprehensive Income (Loss)	-	-	-	(263)	(263)
Total Comprehensive Income (Loss)	-	-	(118)	(263)	(381)
Stock-Based Compensation Expense	-	5	-	-	5
Dividends on Common Shares	-	-	(41)	-	(41)
As at March 31, 2016	5,534	4,335	1,348	757	11,974

(1)	Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended March 31, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended March 31,

($ millions)

		Three Months Ended
	Notes	2016	2015

Operating Activities
Net Earnings (Loss)		(118)	(668)
Depreciation, Depletion and Amortization	6,11	542	499
Exploration Expense	10	1	-
Deferred Income Taxes	7	(190)	(27)
Unrealized (Gain) Loss on Risk Management	18	149	145
Unrealized Foreign Exchange (Gain) Loss	4	(409)	523
(Gain) Loss on Divestiture of Assets	5	-	(16)
Unwinding of Discount on Decommissioning Liabilities	3,13	32	31
Other		19	8
Net Change in Other Assets and Liabilities		(29)	(54)
Net Change in Non-Cash Working Capital		185	(166)
Cash From Operating Activities		182	275

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	10	(34)	(74)
Capital Expenditures – Property, Plant and Equipment	11	(289)	(455)
Proceeds From Divestiture of Assets	5	-	16
Net Change in Investments and Other		1	2
Net Change in Non-Cash Working Capital		(47)	(132)
Cash From (Used in) Investing Activities		(369)	(643)

Net Cash Provided (Used) Before Financing Activities		(187)	(368)

Financing Activities
Net Issuance (Repayment) of Short-Term Borrowings		-	(19)
Common Shares Issued, Net of Issuance Costs		-	1,449
Dividends Paid on Common Shares	8	(41)	(138)
Cash From (Used in) Financing Activities		(41)	1,292

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		6	(3)
Increase (Decrease) in Cash and Cash Equivalents		(222)	921
Cash and Cash Equivalents, Beginning of Period		4,105	883
Cash and Cash Equivalents, End of Period		3,883	1,804

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	6	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company’s reportable segments are:

●

Oil Sands, which includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

●

Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

●

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

●

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues, and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

Employee stock-based compensation costs previously included in operating expense have been reclassified to general and administrative expense to conform to the presentation adopted for the year ended December 31, 2015. As a result, for the three months ended March 31, 2015, a recovery of $1 million was reclassified.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	7	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

A) Results of Operations – Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended March 31,	2016	2015	2016	2015	2016	2015

Revenues
Gross Sales	470	732	274	443	1,588	2,096
Less: Royalties	-	3	20	21	-	-
	470	729	254	422	1,588	2,096

Expenses
Purchased Product	-	-	-	-	1,428	1,838
Transportation and Blending	404	470	47	58	-	-
Operating	127	144	122	158	203	177
Production and Mineral Taxes	-	-	2	5	-	-
(Gain) Loss on Risk Management	(106)	(90)	(39)	(47)	(20)	(14)
Operating Cash Flow	45	205	122	248	(23)	95
Depreciation, Depletion and Amortization	148	170	322	262	55	46
Exploration Expense	1	-	-	-	-	-
Segment Income (Loss)	(104)	35	(200)	(14)	(78)	49

	Corporate and Eliminations		Consolidated
For the three months ended March 31,	2016	2015	2016	2015

Revenues
Gross Sales	(67)	(106)	2,265	3,165
Less: Royalties	-	-	20	24
	(67)	(106)	2,245	3,141
Expenses
Purchased Product	(66)	(106)	1,362	1,732
Transportation and Blending	(1)	-	450	528
Operating	(1)	(2)	451	477
Production and Mineral Taxes	-	-	2	5
(Gain) Loss on Risk Management	149	145	(16)	(6)
Depreciation, Depletion and Amortization	17	21	542	499
Exploration Expense	-	-	1	-
Segment Income (Loss)	(165)	(164)	(547)	(94)
General and Administrative	60	71	60	71
Finance Costs	124	121	124	121
Interest Income	(11)	(11)	(11)	(11)
Foreign Exchange (Gain) Loss, Net	(403)	515	(403)	515
Research Costs	18	7	18	7
(Gain) Loss on Divestiture of Assets	-	(16)	-	(16)
	(212)	687	(212)	687
Earnings (Loss) Before Income Tax			(335)	(781)
Income Tax Expense (Recovery)			(217)	(113)
Net Earnings (Loss)			(118)	(668)

Cenovus Energy Inc.	8	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

B) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the three months ended March 31,	2016	2015	2016	2015	2016	2015

Revenues
Gross Sales	465	723	189	315	654	1,038
Less: Royalties	-	3	17	19	17	22
	465	720	172	296	637	1,016
Expenses
Transportation and Blending	404	470	44	53	448	523
Operating	122	139	78	110	200	249
Production and Mineral Taxes	-	-	2	5	2	5
(Gain) Loss on Risk Management	(106)	(89)	(40)	(37)	(146)	(126)
Operating Cash Flow	45	200	88	165	133	365
(1) Includes NGLs.

	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended March 31,	2016	2015	2016	2015	2016	2015

Revenues
Gross Sales	4	6	82	122	86	128
Less: Royalties	-	-	3	2	3	2
	4	6	79	120	83	126
Expenses
Transportation and Blending	-	-	3	5	3	5
Operating	3	4	42	47	45	51
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	(1)	1	(10)	1	(11)
Operating Cash Flow	1	3	33	78	34	81

	Other
	Oil Sands		Conventional		Total
For the three months ended March 31,	2016	2015	2016	2015	2016	2015

Revenues
Gross Sales	1	3	3	6	4	9
Less: Royalties	-	-	-	-	-	-
	1	3	3	6	4	9
Expenses
Transportation and Blending	-	-	-	-	-	-
Operating	2	1	2	1	4	2
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	(1)	2	1	5	-	7

	Total Upstream
	Oil Sands		Conventional		Total
For the three months ended March 31,	2016	2015	2016	2015	2016	2015

Revenues
Gross Sales	470	732	274	443	744	1,175
Less: Royalties	-	3	20	21	20	24
	470	729	254	422	724	1,151
Expenses
Transportation and Blending	404	470	47	58	451	528
Operating	127	144	122	158	249	302
Production and Mineral Taxes	-	-	2	5	2	5
(Gain) Loss on Risk Management	(106)	(90)	(39)	(47)	(145)	(137)
Operating Cash Flow	45	205	122	248	167	453

Cenovus Energy Inc.	9	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

C) Geographic Information

	Canada		United States		Consolidated
For the three months ended March 31,	2016	2015	2016	2015	2016	2015

Revenues
Gross Sales	1,134	1,625	1,131	1,540	2,265	3,165
Less: Royalties	20	24	-	-	20	24
	1,114	1,601	1,131	1,540	2,245	3,141
Expenses
Purchased Product	373	432	989	1,300	1,362	1,732
Transportation and Blending	450	528	-	-	450	528
Operating	264	307	187	170	451	477
Production and Mineral Taxes	2	5	-	-	2	5
(Gain) Loss on Risk Management	(17)	(1)	1	(5)	(16)	(6)
Depreciation, Depletion and Amortization	488	453	54	46	542	499
Exploration Expense	1	-	-	-	1	-
Segment Income (Loss)	(447)	(123)	(100)	29	(547)	(94)

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E (1)		PP&E (2)
As at	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Oil Sands	1,589	1,560	8,912	8,907
Conventional	15	15	3,214	3,720
Refining and Marketing	-	-	4,113	4,398
Corporate and Eliminations	-	-	297	310
Consolidated	1,604	1,575	16,536	17,335

	Goodwill		Total Assets
As at	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Oil Sands	242	242	11,108	11,069
Conventional	-	-	3,311	3,830
Refining and Marketing	-	-	5,552	5,844
Corporate and Eliminations	-	-	4,529	5,048
Consolidated	242	242	24,500	25,791
(1)	Exploration and evaluation (“E&E”) assets.
(2)	Property, plant and equipment (“PP&E”).

By Geographic Region

	E&E		PP&E
As at	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Canada	1,604	1,575	12,516	13,028
United States	-	-	4,020	4,307
Consolidated	1,604	1,575	16,536	17,335

	Goodwill		Total Assets
As at	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Canada	242	242	19,495	20,627
United States	-	-	5,005	5,164
Consolidated	242	242	24,500	25,791

Cenovus Energy Inc.	10	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

E) Capital Expenditures (1)

Three Months Ended
For the periods ended March 31,	2016	2015

Capital
Oil Sands	227	414
Conventional	39	66
Refining and Marketing	52	44
Corporate	5	5
	323	529
(1)	Includes expenditures on PP&E and E&E.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2015, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective April 26, 2016.

3. FINANCE COSTS

	Three Months Ended
For the periods ended March 31,	2016	2015

Interest Expense – Short-Term Borrowings and Long-Term Debt	88	80
Unwinding of Discount on Decommissioning Liabilities (Note 13)	32	31
Other	4	10
	124	121

4. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the periods ended March 31,	2016	2015

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(413)	514
Other	4	9
Unrealized Foreign Exchange (Gain) Loss	(409)	523
Realized Foreign Exchange (Gain) Loss	6	(8)
	(403)	515

Cenovus Energy Inc.	11	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

5. DIVESTITURES

There were no divestitures for the three months ended March 31, 2016.

In the first quarter of 2015, the Company divested an office building, recording a gain of $16 million.

6. IMPAIRMENTS

Cash-Generating Unit (“CGU”) Impairments

As indicators of impairment were noted due to a further decline in forward commodity prices, the Company has tested its upstream CGUs for impairment.

Key Assumptions

As at March 31, 2016, the recoverable amounts of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2015 by independent qualified reserves evaluators.

Crude Oil and Natural Gas Prices

The forward prices used to determine future cash flows from crude oil and natural gas reserves are:

	Remainder of 2016	2017	2018	2019	2020	Average Annual % Change to 2026

WTI (US$/barrel) (1)	45.00	51.00	59.80	66.30	70.40	3.9%
WCS (C$/barrel) (2)	43.40	50.10	57.00	63.60	65.50	4.0%
AECO (C$/Mcf) (3) (4)	2.10	3.00	3.35	3.65	3.75	3.7%
(1)	West Texas Intermediate (“WTI”) crude oil.
(2)	Western Canadian Select (“WCS”) crude oil blend.
(3)	Alberta Energy Company (“AECO”) natural gas.
(4)	Assumes gas heating value of one million British Thermal Units per thousand cubic feet.

Discount and Inflation Rates

Evaluations of discounted future cash flows are initiated using the discount rate of 10 percent and inflation is estimated at two percent, which is common industry practice and used by Cenovus’s independent qualified reserves evaluators in preparing their reserves reports. Based on the individual characteristics of the asset, other economic and operating factors are also considered, which may increase or decrease the implied discount rate.

2016 Impairments

As at March 31, 2016, the Company determined that the carrying amount of the Northern Alberta CGU exceeded its recoverable amount, resulting in an impairment loss of $170 million. The impairment was recorded as additional depreciation, depletion and amortization (“DD&A”) in the Conventional segment. The Northern Alberta CGU includes the Pelican Lake and Elk Point producing assets and other emerging assets in the exploration and evaluation stage. Future cash flows for the Northern Alberta CGU declined due to lower forward crude oil prices.

The recoverable amount was determined using fair value less costs of disposal. The fair value for producing properties was calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, consistent with Cenovus’s independent qualified reserves evaluators (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate of 10 percent. As at March 31, 2016, the recoverable amount of the Northern Alberta CGU was estimated to be approximately $1.3 billion.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates. There were no impairments of goodwill for the three months ended March 31, 2016.

Cenovus Energy Inc.	12	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

Sensitivities

Changes to the assumed discount rate or forward price estimates over the life of the reserves independently would have the following impact on the 2016 impairment of the Northern Alberta CGU:

	One Percent Increase in the Discount Rate	Five Percent Decrease in the Forward Price Estimates

Increase to Impairment of PP&E	159	320

2015 Impairments

There were no CGU or goodwill impairments for the three months ended March 31, 2015.

7. INCOME TAXES

The provision for income taxes is:

	Three Months Ended
For the periods ended March 31,	2016	2015

Current Tax
Canada	(27)	(86)
United States	-	-
Total Current Tax Expense (Recovery)	(27)	(86)
Deferred Tax Expense (Recovery)	(190)	(27)
	(217)	(113)

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

	Three Months Ended
For the periods ended March 31,	2016	2015

Earnings (Loss) Before Income Tax	(335)	(781)
Canadian Statutory Rate	27.0%	25.2%
Expected Income Tax (Recovery)	(90)	(197)
Effect of Taxes Resulting From:
Foreign Tax Rate Differential	(27)	(11)
Non-Deductible Stock-Based Compensation	2	5
Non-Taxable Capital (Gains) Losses	(56)	65
Unrecognized Capital (Gains) Losses Arising From Unrealized Foreign Exchange	(56)	65
Adjustments Arising From Prior Year Tax Filings	-	(11)
Other	10	(29)
Total Tax (Recovery)	(217)	(113)
Effective Tax Rate	64.8%	14.5%

Cenovus Energy Inc.	13	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

8. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share

	Three Months Ended
For the periods ended March 31,	2016	2015

Net Earnings (Loss) – Basic and Diluted ($ millions)	(118)	(668)

Basic – Weighted Average Number of Shares (millions)	833.3	778.9
Dilutive Effect of Cenovus TSARs (1)	-	-
Dilutive Effect of Cenovus NSRs (2)	-	-
Diluted – Weighted Average Number of Shares	833.3	778.9

Net Earnings (Loss) Per Share ($)
Basic	(0.14)	(0.86)
Diluted	(0.14)	(0.86)
(1)	Tandem stock appreciation rights (“TSARs”).
(2)	Net settlement rights (“NSRs”).

B) Dividends Per Share

For the three months ended March 31, 2016, the Company paid dividends of $41 million or $0.05 per share, all of which was paid in cash (three months ended March 31, 2015 – $222 million or $0.2662 per share, including cash dividends of $138 million).

9. INVENTORIES

As a result of a decline in crude oil and refined product prices, Cenovus recorded a write-down of its product inventory of $31 million from cost to net realizable value as at March 31, 2016 (December 31, 2015 – $66 million).

10. EXPLORATION AND EVALUATION ASSETS

Total

COST
As at December 31, 2015	1,575
Additions	34
Exploration Expense	(1)
Change in Decommissioning Liabilities	(4)
As at March 31, 2016	1,604

Cenovus Energy Inc.	14	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2015	31,481	331	5,206	1,037	38,055
Additions	233	-	50	6	289
Change in Decommissioning Liabilities	(256)	-	(13)	(1)	(270)
Exchange Rate Movements and Other	(14)	-	(328)	-	(342)
As at March 31, 2016	31,444	331	4,915	1,042	37,732

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2015	18,908	277	896	639	20,720
Depreciation, Depletion and Amortization	291	9	54	15	369
Impairment Losses (Note 6)	170	-	-	3	173
Exchange Rate Movements and Other	(6)	-	(60)	-	(66)
As at March 31, 2016	19,363	286	890	657	21,196

CARRYING VALUE
As at December 31, 2015	12,573	54	4,310	398	17,335
As at March 31, 2016	12,081	45	4,025	385	16,536

(1)	Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

12. LONG-TERM DEBT

		March 31,	December 31,
As at	US$ Principal	2016	2015

Revolving Term Debt (1)	-	-	-
U.S. Dollar Denominated Unsecured Notes	4,750	6,161	6,574
Total Debt Principal		6,161	6,574
Debt Discounts and Transaction Costs		(48)	(49)
		6,113	6,525
(1)	Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

On February 24, 2016, Cenovus filed a base shelf prospectus. The base shelf prospectus allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in March 2018 and replaces the Company’s US$2.0 billion base debt shelf prospectus. In addition, the Company has a $1.5 billion Canadian base debt shelf prospectus that will expire in July 2016. As at March 31, 2016, there have been no securities issued under either of these prospectuses.

Effective April 22, 2016, the Company extended the maturity date of the $1.0 billion tranche of the committed credit facility from November 30, 2017 to April 30, 2019. As at March 31, 2016, Cenovus had $4.0 billion available on its committed credit facility.

As at March 31, 2016, the Company is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	15	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

13. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

As at	March 31, 2016

Decommissioning Liabilities, Beginning of Year	2,052
Liabilities Incurred	1
Liabilities Settled	(22)
Change in Estimated Future Cash Flows	(1)
Change in Discount Rate	(274)
Unwinding of Discount on Decommissioning Liabilities	32
Foreign Currency Translation	(2)
Decommissioning Liabilities, End of Period	1,786

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 7.5 percent as at March 31, 2016 (December 31, 2015 – 6.4 percent).

14. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	March 31, 2016
As at	Number of Common Shares (Thousands)	Amount

Outstanding, Beginning of Year and End of Period	833,290	5,534

There were no preferred shares outstanding as at March 31, 2016 (December 31, 2015 – nil).

As at March 31, 2016, there were 14 million (December 31, 2015 – 12 million) common shares available for future issuance under the stock option plan.

Cenovus Energy Inc.	16	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at March 31, 2016	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Financial Assets	Total

As at December 31, 2015	(10)	1,014	16	1,020
Other Comprehensive Income (Loss), Before Tax	(5)	(256)	(4)	(265)
Income Tax	1	-	1	2
As at March 31, 2016	(14)	758	13	757

As at March 31, 2015	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Financial Assets	Total

As at December 31, 2014	(30)	427	10	407
Other Comprehensive Income (Loss), Before Tax	(1)	272	-	271
Income Tax	-	-	-	-
As at March 31, 2015	(31)	699	10	678

16. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, stock options with associated TSARs, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following table summarizes information related to Cenovus’s stock-based compensation plans:

As at March 31, 2016	Units Outstanding (thousands)	Units Exercisable (thousands)

NSRs	40,321	30,651
TSARs	3,490	3,490
PSUs	4,129	-
RSUs	2,348	-
DSUs	1,566	1,566

For the three months ended March 31, 2016	Units Granted (thousands)	Units Vested and Paid Out (thousands)

NSRs	484	-
PSUs	121	979
RSUs	131	32
DSUs	79	-

The weighted average exercise price of NSRs and TSARs as at March 31, 2016 was $31.44 and $26.68, respectively.

Cenovus Energy Inc.	17	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended
For the periods ended March 31,	2016	2015

NSRs	4	11
TSARs	-	(3)
PSUs	(8)	(16)
RSUs	3	3
DSUs	(1)	(2)
Stock-Based Compensation Expense (Recovery)	(2)	(7)
Stock-Based Compensation Costs Capitalized	(1)	(3)
Total Stock-Based Compensation	(3)	(10)

17. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings, and the current and long-term portions of long-term debt. Net debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Over the long term, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times. At different points within the economic cycle, Cenovus expects these ratios may periodically be outside of the target range.

A) Debt to Capitalization and Net Debt to Capitalization

As at	March 31, 2016	December 31, 2015

Debt	6,113	6,525
Add (Deduct):
Cash and Cash Equivalents	(3,883)	(4,105)
Net Debt	2,230	2,420

Debt	6,113	6,525
Shareholders’ Equity	11,974	12,391
	18,087	18,916
Debt to Capitalization	34%	34%

Net Debt	2,230	2,420
Shareholders’ Equity	11,974	12,391
	14,204	14,811
Net Debt to Capitalization	16%	16%

Cenovus Energy Inc.	18	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

B) Debt to Adjusted EBITDA and Net Debt to Adjusted EBITDA

As at	March 31, 2016	December 31, 2015

Debt	6,113	6,525
Net Debt	2,230	2,420

Net Earnings	1,168	618
Add (Deduct):
Finance Costs	485	482
Interest Income	(28)	(28)
Income Tax Expense (Recovery)	(185)	(81)
Depreciation, Depletion and Amortization	2,157	2,114
E&E Impairment	139	138
Unrealized (Gain) Loss on Risk Management	199	195
Foreign Exchange (Gain) Loss, Net	118	1,036
(Gain) Loss on Divestitures of Assets	(2,376)	(2,392)
Other (Income) Loss, Net	2	2
Adjusted EBITDA (1)	1,679	2,084

Debt to Adjusted EBITDA	3.6x	3.1x
Net Debt to Adjusted EBITDA	1.3x	1.2x
(1)	Calculated on a trailing twelve month basis.

Cenovus will maintain a high level of capital discipline and manage its capital structure to help ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may, among other actions, adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

Effective April 22, 2016, the Company extended the maturity date of the $1.0 billion tranche of the committed credit facility from November 30, 2017 to April 30, 2019. As at March 31, 2016, Cenovus had $4.0 billion available on its committed credit facility. In addition, Cenovus had in place a US$5.0 billion base shelf prospectus and a $1.5 billion Canadian base debt shelf prospectus, the availability of which are dependent on market conditions. The US$5.0 billion base shelf prospectus replaces the Company’s US$2.0 billion base debt shelf prospectus which was due to expire July 2016.

Under the committed credit facility, the Company is required to maintain a debt to capitalization ratio not to exceed 65 percent. The Company is well below this limit.

As at March 31, 2016, Cenovus is in compliance with all of the terms of its debt agreements.

18. FINANCIAL INSTRUMENTS

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, available for sale financial assets, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2016, the carrying value of Cenovus’s long-term debt was $6,113 million and the fair value was $5,659 million (December 31, 2015 carrying value – $6,525 million, fair value – $6,050 million).

Cenovus Energy Inc.	19	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

As at	March 31, 2016
Fair Value, Beginning of Year	42
Change in Fair Value (1)	(4)
Fair Value, End of Period	38

(1)	Unrealized gains and losses on available for sale financial assets are recorded in other comprehensive income.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil, condensate, power purchase contracts, and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts, are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including quoted market prices and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	March 31, 2016			December 31, 2015
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	177	26	151	301	15	286
Power	-	-	-	-	13	(13)
	177	26	151	301	28	273
Interest Rate	-	44	(44)	-	2	(2)
Total Fair Value	177	70	107	301	30	271

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	March 31, 2016	December 31, 2015

Prices Sourced From Observable Data or Market Corroboration (Level 2)	107	284
Prices Determined From Unobservable Inputs (Level 3)	-	(13)
	107	271

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to March 31:

	2016	2015

Fair Value of Contracts, Beginning of Year	271	462
Fair Value of Contracts Realized During the Period (1)	(165)	(151)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period (2)	16	6
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(15)	1
Fair Value of Contracts, End of Period	107	318

(1)	Includes a realized loss of $3 million related to power contracts (2015 – $3 million loss).
(2)	Includes an increase of $10 million related to power contracts (2015 – $9 million decrease).

Cenovus Energy Inc.	20	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended
For the periods ended March 31,	2016	2015

Realized (Gain) Loss (1)	(165)	(151)
Unrealized (Gain) Loss (2)	149	145
(Gain) Loss on Risk Management	(16)	(6)

(1)	Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.
(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

19. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2015. The Company’s exposure to these risks has not changed significantly since December 31, 2015. To manage the Company’s exposure to interest rate volatility, the Company has entered into interest rate swap contracts related to future debt issuances. As at March 31, 2016, the Company had a notional amount of US$350 million in interest rate swaps.

Net Fair Value of Risk Management Positions

As at March 31, 2016	Notional Volumes	Terms	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	17,000 bbls/d	January – June 2016	$75.80/bbl	35
Brent Fixed Price	38,000 bbls/d	January – June 2016	US$46.62/bbl	26
Brent Fixed Price	10,000 bbls/d	January – December 2016	US$66.93/bbl	88
Brent Fixed Price	5,000 bbls/d	July – December 2016	$75.46/bbl	18
WTI Fixed Price	10,000 bbls/d	July – December 2016	US$39.02/bbl	(8)
WTI Fixed Price	19,000 bbls/d	January – June 2017	US$45.23/bbl	4
WCS Differential (1)	31,600 bbls/d	January – December 2016	US$(13.96)/bbl	(5)

Brent Collars	10,000 bbls/d	July – December 2016	US$45.55 – US$56.55/bbl	13
Other Financial Positions (2)				(18)
Crude Oil Fair Value Position				153

Condensate Purchase Contracts
Mont Belvieu Fixed Price	3,000 bbls/d	January – December 2016	US$39.20/bbl	(2)

Interest Rate Swaps				(44)

(1)	Cenovus entered into fixed-price swaps to protect against widening light/heavy price differentials for heavy crudes.
(2)	Other financial positions are part of ongoing operations to market the Company’s production.

Cenovus Energy Inc.	21	For the period ended March 31, 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2016

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices or interest rates, with all other variables held constant. Management believes the price and interest rate fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax based on the risk management positions in place as follows:

Risk Management Positions in Place as at March 31, 2016

	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$10 per bbl Applied to Brent and WTI Hedges	(252)	254
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	60	(60)
Condensate Commodity Price	± US$10 per bbl Applied to Condensate Hedges	17	(17)
Interest Rate Swaps	± 50 Basis Points	46	(54)

20. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2015.

During the three months ended March 31, 2016, the Company’s transportation commitments decreased approximately $1 billion primarily due to a net decrease in toll estimates. These agreements, some of which are subject to regulatory approval, are for terms up to 20 years subsequent to the date of commencement. As at March 31, 2016, total transportation commitments were $26 billion.

As at March 31, 2016, there were outstanding letters of credit aggregating $211 million issued as security for performance under certain contracts (December 31, 2015 – $64 million).

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

Cenovus Energy Inc.	22	For the period ended March 31, 2016